Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

ENTERING INTO THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

The Board announces that, on July 29, 2025 (after trading hours), the Company and Xiaomi entered into the 2025 Xiaomi Cooperation Framework Agreement, pursuant to which (1) the Company has agreed to purchase and Xiaomi has agreed to provide IDC related services for an initial term of three years commencing from July 29, 2025, and (2) the Company has agreed to purchase and Xiaomi has agreed to sell network hardware devices for an initial term of one year commencing from July 29, 2025.

HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, Xiaomi directly and indirectly held an aggregate of approximately 11.12% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, entering into the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the annual caps of (1) the procurement of IDC related services, and (2) the procurement of network hardware devices, on both individual and aggregate basis, are higher than 0.1% but less than 5%, the transactions contemplated under the 2025 Xiaomi Cooperation Framework Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

I.	ENTERING INTO THE 2 0 2 5 XIAOMI COOPERATION FRAMEWORK AGREEMENT

The Board announces that, on July 29, 2025 (after trading hours), the Company and Xiaomi entered into the 2025 Xiaomi Cooperation Framework Agreement, pursuant to which (1) the Company has agreed to purchase and Xiaomi has agreed to provide IDC related services for an initial term of three years commencing from July 29, 2025, and (2) the Company has agreed to purchase and Xiaomi has agreed to sell network hardware devices for an initial term of one year commencing from July 29, 2025.

The summary of the principal terms of the 2025 Xiaomi Cooperation Framework Agreement is as follows:

Date:	July 29, 2025

Parties:	(i)	the Company; and

	(ii)	Xiaomi

Term of the transactions:	(i)	The term of the procurement of the IDC related services will be three years from July 29, 2025 and ending at July 28, 2028.

	(ii)	The term of the procurement of the network hardware devices will be one year from July 29, 2025 and ending at July 28, 2026.

The parties agreed that the term of the transactions will, subject to compliance with the relevant laws and regulations and the Hong Kong Listing Rules, be renewed with the consent of the parties.

Nature of the Transactions:	The scope of services under the 2025 Xiaomi Cooperation Framework Agreement includes the followings, to be conducted between the Group and Xiaomi Group from time to time:

	(i)	IDC services: Xiaomi Group agreed to provide IDC related service to the Group, including but not limited to IDC co- location and other related maintenance and support services.

	(ii)	Network hardware devices: Xiaomi Group agreed to sell network hardware devices to the Group, including but not limited to switches and other network hardware devices.

Principle of the Transactions:	The transactions under the 2025 Xiaomi Cooperation Framework Agreement shall follow the principle of fairness and reasonableness and shall be conducted on normal commercial terms or better.

The Group may, from time to time, enter into specific agreements with the Xiaomi Group to specify the details of the transactions such as the service fees or the purchase price (as the case may be), the payment schedule, the settlement arrangement and other specifications, provided that the principles in the 2025 Xiaomi Cooperation Framework Agreement must be followed.

Pricing Basis:	To ensure the pricing under the 2025 Xiaomi Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, the fees payable by the Group shall be no less favourable than those offered by Independent Third Parties to the Group and those offered by Xiaomi Group to Independent Third Parties. Specifically:

	(i)	IDC services: The service fees payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and quantity of co-location services involved, the actual usage volume, the reliability and stability of the services, and the then prevailing market prices for the relevant IDC services with similar technical specifications and quantities.

	(ii)	Network hardware devices: The purchase price payable by the Group shall be determined on an arm’s-length basis between the parties with reference to, among others, the type and specification of the devices, the procurement quantity, and the then prevailing market prices for the network hardware devices with similar technical specifications and quantities.

For the purpose of determining market prices, the Group will inquire quotations from at least two other Independent Third Party suppliers prior to entering into any purchase orders or procurement agreement with Xiaomi Group under the 2025 Xiaomi Cooperation Framework Agreement. The Group will only enter into any specific agreement under the 2025 Xiaomi Cooperation Framework Agreement when the quotations from Xiaomi Group are more favourable to the Group compared with the relevant Independent Third Party suppliers.

II.	PROPOSED ANNUAL CAPS UNDER THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

There was no historical transaction amount in relation to the procurement of IDC service and the procurement of network hardware devices by the Group from Xiaomi Group.

1.	In respect of the IDC services

The Company proposes to set the annual caps in respect of the procurement of IDC service under the 2025 Xiaomi Cooperation Framework Agreement from July 29, 2025 and ending at July 28, 2028 as follows:

	Proposed annual caps (RMB in million)
	For the period from July 29, 2025 to December 31, 2025	For the year ending December 31, 2026	For the year ending December 31, 2027	For the period from January 1, 2028 to July 28, 2028
Fees payable by the Group to Xiaomi Group in respect of the IDC services	41.0	82.0	82.0	41.0

The proposed annual caps in respect of the procurement of IDC service are determined with reference to, among other, (i) the historical procurement volume of IDC related services by the Group from other Independent Third Party suppliers, (ii) the current and estimated increasing demand for the IDC related services in light of the expected business development and expansion of the Group in cloud services and artificial intelligence infrastructure; (iii) the prevailing market price of similar IDC services; and (iv) the pricing principle agreed by the parties under the 2025 Xiaomi Cooperation Framework Agreement.

2.	In respect of the network hardware devices

The Company proposes to set the annual caps in respect of the procurement of network hardware devices under the 2025 Xiaomi Cooperation Framework Agreement from July 29, 2025 and ending at July 28, 2026 as follows:

	Proposed annual caps (RMB in million)
	For the period from July 29, 2025 to December 31, 2025	For the period from January 1, 2026 to July 28, 2026
Fees payable by the Group to Xiaomi Group in respect of the network hardware devices	33.5	6.7

The proposed annual caps in respect of the procurement of network hardware devices are determined with reference to, among other, (i) the type and technical specifications of hardware devices to be procured from Xiaomi Group, (ii) the estimated procurement quantity of devices arising from the growing business needs of cloud services and artificial intelligence infrastructure of the Group, (iii) the planned business timelines associated with the deployment and operation of the network hardware devices of the Group, (iv) the prevailing market price of similar devices; and (v) the pricing principle agreed by the parties under the 2025 Xiaomi Cooperation Framework Agreement.

The Directors (excluding the Directors who shall abstain from voting on the relevant resolutions and including the independent non-executive Directors) consider that the above proposed annual caps under the 2025 Xiaomi Cooperation Framework Agreement are fair and reasonable.

III.	REASONS FOR AND BENEFITS OF ENTERING INTO THE 2025 XIAOMI COOPERATION FRAMEWORK AGREEMENT

As a cloud service provider, the Company requires substantial IDC resources and network hardware devices to support its growing operations and improve its cloud service capacity. Given the long-standing business relationship between the Group and Xiaomi Group as well as the business and operation familiarity of each party, utilizing Xiaomi’s available IDC services and procuring network hardware devices from Xiaomi Group will allow the Group to leverage on the infrastructure and facility coverage owned by Xiaomi Group, integrate Xiaomi’s advanced services and products with the Group’s offerings, facilitate the Group’s product innovation and business growth as well as deepen its cooperation with Xiaomi Group. In addition, as the terms and conditions of the services and products to be procured from Xiaomi Group are no less favorable to the Group than those available from other Independent Third Party service providers, entering into such transactions would enable the Group to secure a stable and high-quality source of IDC services and network hardware devices and reduce the administrative costs of the Group in procuring similar services from a wide range of providers, which would further improve the overall operating efficiency.

Taking into account (i) the increasing demand of IDC services and network hardware devices of the Group, (ii) the parties’ long-term collaboration, and (iii) the no less favorable conditions offered by Xiaomi than those available from Independent Third Party suppliers, the Company believes that it is in the interests of the Company and the Shareholders as a whole to procure such products and services from Xiaomi to ensure stability and scalability in response to the Company’s growing business needs and facilitate the improvement of the Group’s technology capabilities, and the Directors (excluding the Directors who shall abstain from voting on the relevant resolutions and including the independent non-executive Directors) consider that it is beneficial to enter into the 2025 Xiaomi Cooperation Framework Agreement to regulate the continuing connected transactions contemplated thereunder.

IV.	INTERNAL CONTROL MEASURES

In order to ensure the terms and conditions of the continuing connected transactions contemplated under the 2025 Xiaomi Cooperation Framework Agreement are on normal commercial terms and fair and reasonable to the Company and Shareholders and are no less favourable from Independent Third Parties, the Company has adopted the following internal control procedures:

(i)	For the continuing connected transactions to be conducted under the 2025 Xiaomi Cooperation Framework Agreement, the Group will ensure that the terms and conditions (including the pricing policy) of the transactions are fair and reasonable by following the below procedures: the relevant personnel of the business department of the Company will continuously monitor the terms and conditions under each specific agreement with respect of the IDC services and network hardware devices to be provided by Xiaomi Group for the purpose of considering if they are no less favourable to the Group than the terms available from Independent Third Parties for similar type of services or products. In particular, the business department of the Company will generally inquire the quotations offered by at least two Independent Third Parties in respect of the similar services or products before entering into specific agreements with Xiaomi Group.

(ii)	The designated staff of the finance department of the Company will closely monitor the actual amounts incurred for the purpose of ensuring the relevant annual caps are not exceeded. They will closely monitor the continuing connected transactions and report the latest status to the finance department of the Company on a monthly basis. The finance department of the Company will report to the senior management on a monthly basis and the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status.

•	If the actual transaction amounts reach approximately 80% of the respective annual caps at any given time of the year, the finance department of the Company shall immediately report to the senior management.

•	If the remaining cap for that year is expected to be insufficient to meet the Group’s future business needs, the senior management will report to the Board, and the Board will seek advice from its professional advisers and consider taking appropriate measures to revise the relevant annual caps in accordance with the applicable requirements under the Hong Kong Listing Rules.

(iii)	The independent non-executive Directors will conduct annual review of continuing connected transactions and provide annual confirmations in the Company’s annual report on whether the continuing connected transactions are conducted: (1) in the ordinary course of business; (2) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (3) in accordance with the terms of the relevant agreements; and (4) in the interests of the Company and the Shareholders as a whole.

(iv)	The Company’s external auditors will also conduct an annual review of the continuing connected transactions of the Group and provide annual confirmation to ensure that the transactions are conducted in accordance with the terms of the framework agreements (including the pricing policies and the annual caps thereof), on normal commercial terms and aligned with the pricing policy.

V.	INFORMATION ON THE PARTIES

1.	Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

2.	Information of Xiaomi

Xiaomi, the substantial shareholder of the Company, is a company incorporated with limited liability in the Cayman Islands on January 5, 2010, whose class B shares are listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)).

Xiaomi is principally engaged in development and sales of smartphones, IoT and lifestyle products, provision of internet services, development, manufacture and sales of smart EV and investments holding in the PRC and other countries or regions.

VI.	VIEW FROM THE BOARD

Mr. Lei Jun is considered to have material interests by virtue of his directorship and shareholding in Xiaomi, and Mr. Zhang Duo is considered to have material interests by virtue of his current positions in Xiaomi. Accordingly, Mr. Lei Jun and Mr. Zhang Duo have abstained from voting on the relevant Board resolutions to approve the 2025 Xiaomi Cooperation Framework Agreement (including the proposed annual caps) and the transactions contemplated thereunder. Save as mentioned above, none of other Directors has a material interest in such transactions and is required to abstain from voting on the relevant resolutions at the Board meeting.

The Directors (excluding the Directors who shall abstain from voting on the relevant resolutions and including the independent non-executive Directors) are of the view that the transactions under the 2025 Xiaomi Cooperation Framework Agreement were entered into after arm’s length negotiation between the parties thereto and in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms and conditions thereof (including the proposed annual caps) for such transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

VII.	HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, Xiaomi directly and indirectly held an aggregate of approximately 11.12% of the Shares, thus is a connected person of the Company as defined under the Hong Kong Listing Rules. Accordingly, entering into the 2025 Xiaomi Cooperation Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratios in respect of the annual caps of (1) the procurement of IDC related services, and (2) the procurement of network hardware devices, on both individual and aggregate basis, are higher than 0.1% but less than 5%, the transactions contemplated under the 2025 Xiaomi Cooperation Framework Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

VIII.	DEFINITION

In this announcement, unless the context otherwise requires, the following words and expressions shall have the meanings ascribed to them below:

“2025 Xiaomi Cooperation Framework Agreement”	the 2025 Xiaomi Cooperation Framework Agreement entered into between Xiaomi and the Company on July 29, 2025 in relation to the procurement of IDC related services and the procurement of network hardware devices by the Group from Xiaomi Group

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“continuing connected transaction(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Third Party(ies)”	person(s) or company(ies) who/which is (are) independent of the Company and its connected persons

“IDC”	internet data center

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Xiaomi”	Xiaomi Corporation, a company with limited liability incorporated in the Cayman Islands on January 5, 2010, with its class B ordinary shares listed on the Hong Kong Stock Exchange (Stock Codes: 1810 (HKD counter) and 81810 (RMB counter)), a substantial shareholder of the Company within the meaning of the Hong Kong Listing Rules

“Xiaomi Group”	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities

“%”	per cent

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, July 29, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.